ASLEDU LLC

FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2019

Table of Contents

ASLEDU LLC

Balance Sheet
December 31, 2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	**$**	**-**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

TOTAL CURRENT LIABILITIES	$	-
TOTAL LIABILITIES	**$**	**-**

SHAREHOLDERS'EQUITY

Contribution	**$**	**4,132**
Net Income		**(4,132)**
TOTAL SHAREHOLDERS' EQUITY		**-**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**-**

ASLEDU LLC

Statement of Income
December 31, 2019

Revenue	$	-
Cost of Goods Sold		-
Gross Profit	$	-
Operating Expenses		
Advertising	$	120
Computer Hardware		1,624
IT Expense		656
Legal and Professional Fees		250
Office Supplies		124
Subscriptions and Dues		650
Software		708
Total Expenses	$	4,132
Net Operating Income	$	(4,132)
Net Income	$	(4,132)

ASLEDU LLC

Statement of Cash Flows
December 31, 2019

OPERATING ACTIVITIES

Net Income	$(4,132)
Net cash provided by operating activities	**$ (4,132)**

FINANCING ACTIVITIES

Contributions	$ 4,132
Net cash provided by financing activities	**$ 4,132**

INVESTING ACTIVITIES

Net cash provided by investing activities	**$ -**
Net cash increase for period	**$ -**
Cash at beginning of period	**$ -**
Cash at end of period	**$ -**

ASLEDU LLC

Statement of Changes in Equity
December 31, 2019

Beginning Balance, Feb. 21, 2019 (Inception)	$	-
Contributions		$ 4,132
Net Income		$ (4,132)
Ending Balance , Dec. 31, 2019	$	-

ASLEDU LLC

Notes to the Financial Statements

1. <u>**Organization and Nature of Activities**</u>

   The Company
   ASLEDU, LLC ("the Company") was formed February 21, 2019 as a limited liability company under the laws of the state of Illinois and shall continue in perpetual existence, unless dissolved or terminated at an earlier date.

   The Company provides educational services through 2 channels: 1) Modal Math, the Company's membership website for math practice in sign language and 2) private tutoring services (i.e. online ASL tutoring and educational services for Deaf/Hard of Hearing children. The company aims to provide educational services for all students, regardless of language needs, while building confidence and literacy through four avenues: 1) sign language, 2) voice, 3) visuals, graphics, animations and 4) written text.

   Fiscal Year
   The Company operates on a December 31st year-end.

2. <u>**Summary of Significant Accounting Policies**</u>

   Basis of Accounting

   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in customer behavior. These adverse conditions could affect the Company's financial condition and the results of its operations.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

2. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. As of December 31, 2019, the Company has no receivables and has not recorded an allowance for doubtful accounts.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal or State Income Taxes is included in these financial statements.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

3. **Subsequent Events**

The Company has evaluated subsequent events through June 25, 2020, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.